Exhibit 99.2

Linkage Global Inc
PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

March 6, 2026

The undersigned shareholder of Linkage Global Inc, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated February 13, 2026, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at at 9:30 a.m., Eastern Time, Floor 26, Block B, Wangxun Building 11 Keji East Road, Gaoxin District,Fuzhou, Fujian Province, People’s Republic of China and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no direction is given and upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

THE BOARD RECOMMENDS A VOTE FOR ALL THE PROPOSALS.

I. It is resolved, as an special resolution, that the authorised share capital of the Company be immediately increased from US$2,500,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 2,000,000 Class B Ordinary Shares with a par value of US$0.0025 each to US$2,525,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 12,000,000 Class B Ordinary Shares with apar value of US$0.0025 each (the “Share Capital Increase”).

______ FOR	______ AGAINST	______ ABSTAIN

II. It is resolved, as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association in the form annexed to the proxy statement (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

______ FOR	______ AGAINST	______ ABSTAIN

III. It is resolved as an ordinary resolution that:

(a)    conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the Board may determine (the “Effective Date”) and subject to such Effective Date being within two years of the date of this ordinary resolution:

(i)     the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated by consolidating each 100 Shares of the Company, or such lesser whole share amount as the Board of Directors may determine in its sole discretion, such amount not to be less than 2, into 1 Share of the Company, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”);

(ii)    no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)   any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)    any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

______ FOR	______ AGAINST	______ ABSTAIN

IV. It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum of association in substitution for, and to the exclusion of, the Company’s then existing memorandum of association, to reflect the Share Consolidation.

______ FOR	______ AGAINST	______ ABSTAIN

V. It is resolved, as an ordinary resolution that, the extraordinary general meeting of the Company be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the extraordinary general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “EGM Adjournment”).

______ FOR	______ AGAINST	______ ABSTAIN

TO SUBMIT YOUR PROXY CARD ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO SUBMIT YOUR PROXY CARD BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO SUBMIT YOUR PROXY CARD BY FAX: Please fax this proxy card to 1.727. 269.5616

TO SUBMIT YOUR PROXY CARD BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

Bayside Center 1

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: